                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. __)/1/


                     MidAmerican Energy Holdings Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  59562V-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Marc D. Hamburg
                            Berkshire Hathaway Inc.
                   1440 Kiewit Plaza, Omaha, Nebraska 68131
                                (402) 346-1400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 14, 1999
--------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

_________________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 10 Pages

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 59562V-10-7                                    PAGE 2 OF 10 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Berkshire Hathaway Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
11

      3,852,777
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
13
      6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
**   Pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, the filing persons acquired beneficial ownership of such shares of MidAmerican Energy Holdings Company common stock by virtue of an agreement with Walter Scott, Jr. and David Sokol which is described in Items 3 and 4 of this report.

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 59562V-10-7                                    PAGE 3 OF 10 PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Warren E. Buffett
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
11
      3,852,777

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
13
      6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
**   Pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, the filing persons acquired beneficial ownership of such shares of MidAmerican Energy Holdings Company common stock by virtue of an agreement with Walter Scott, Jr. and David Sokol which is described in Items 3 and 4 of this report.

Item 1. Security and Issuer

     This Schedule 13D relates to shares of common stock, no par value per share ("Common Stock"), of MidAmerican Energy Holdings Company, an Iowa corporation (the "Issuer"). The Issuer's principal executive offices are located at 666 Grand Avenue, Des Moines, Iowa 50309.


Item 2. Identity and Background

(a)-(b)

     This statement is filed by:

          Berkshire Hathaway Inc. ("Berkshire") (a Delaware corporation), 1440 Kiewit Plaza, Omaha, Nebraska 68131; and

          Warren E. Buffett (an individual and United States citizen), 1440 Kiewit Plaza, Omaha, Nebraska 68131.

     The executive officers of Berkshire are as follows:

          Chairman of the Board and               Warren E. Buffett
          Chief Executive Officer

          Vice Chairman of the Board              Charles T. Munger

          Vice President and                      Marc D. Hamburg
          Chief Financial Officer


     The directors of Berkshire are as follows:

          Warren E. Buffett, Chairman
          Charles T. Munger, Vice Chairman
          Howard G. Buffett
          Susan T. Buffett
          Malcolm G. Chace
          Ronald L. Olson
          Walter Scott, Jr.


     The business addresses of the executive officers and the directors of Berkshire and of Warren E. Buffett are as follows:

          Howard G. Buffett, 1004 East Illinois Street, Assumption, Illinois
          62510

          Susan T. Buffett, 1440 Kiewit Plaza, Omaha, Nebraska 68131

          Warren E. Buffett, 1440 Kiewit Plaza, Omaha, Nebraska 68131

          Malcolm G. Chace, One Providence Washington Plaza, Providence, Rhode Island 02903

          Marc D. Hamburg, 1440 Kiewit Plaza, Omaha, Nebraska 68131

          Charles T. Munger, 355 South Grand Avenue, Los Angeles, California
          90071

          Ronald L. Olson, 355 South Grand Avenue, Los Angeles, California
          90071

          Walter Scott, Jr., 1000 Kiewit Plaza, Omaha, Nebraska 68131


(c) Berkshire is a holding company owning subsidiaries engaged in a number of diverse business activities, the most important of which is the property and casualty insurance and reinsurance business. Other business activities conducted by Berkshire's subsidiaries include publication of a daily and Sunday newspaper in Buffalo, New York; training services to operators of aircraft and ships; providing fractional ownership programs for general aviation aircraft; manufacture and marketing of home cleaning systems and related accessories; manufacture and sale of boxed chocolates and other confectionery products; licensing and servicing of approximately 5,800 Dairy Queen stores, which feature hamburgers, hot dogs, various dairy desserts, and beverages; retailing of home furnishings; retailing of fine jewelry; and manufacture, import, and distribution of footwear.

          The present principal occupation of Warren E. Buffett is Chairman of the Board and Chief Executive Officer of Berkshire.

          The present principal occupations of the executive officers and directors of Berkshire are as follows:

               Warren E. Buffett is Chairman of the Board and Chief Executive Officer of Berkshire.

               Charles T. Munger is Vice Chairman of the Board of Berkshire and Chairman of the Board and Chief Executive Officer of Wesco Financial Corporation (an 80.1% subsidiary of Berkshire).

               Susan T. Buffett is a private investor.

               Howard G. Buffett is Chairman of the Board of The GSI Group, a company primarily engaged in the manufacture of agricultural equipment.

               Malcolm G. Chace is Chairman of the Board of BankRI, a community bank located in Rhode Island.

               Marc D. Hamburg is Vice President and Chief Financial Officer of Berkshire.

               Ronald L. Olson is a partner of the law firm of Munger, Tolles & Olson LLP.

                    Walter Scott, Jr., is Chairman of the Board and Chief Executive Officer of Level 3 Communications, Inc., a successor to certain businesses of Peter Kiewit Sons', Inc. and which is engaged in telecommunications and computer outsourcing.

(d) Neither of the persons filing this Schedule 13D, nor, to their best knowledge, any of the other executive officers or directors of Berkshire, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the persons filing this Schedule 13D, nor, to their best knowledge, any of the other executive officers or directors of Berkshire, have, during the last five years, been party to a civil proceeding resulting in a judgment, decree, or final order relating to any violation of federal or state securities laws.

(f) Every natural person identified in Item 2 of this Schedule 13D is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration

               As further described in Item 4 (the answer to which is incorporated herein by reference), on October 14, 1999, each of Berkshire, Walter Scott, Jr. and David Sokol (collectively, the "Investors") entered into an agreement to propose to acquire the Issuer through a merger of a corporation formed by them with and into the Issuer. By virtue of such agreement and without the use of any funds, Berkshire acquired beneficial ownership, as provided in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the 3,852,777 shares beneficially owned by Mr. Scott and Mr. Sokol (based on numbers provided by them), but Berkshire does not have an economic interest in such shares.


Item 4.  Purpose of Transaction

(a)-(b) On October 14, 1999, each of Berkshire, Walter Scott, Jr. (who is a director of both Berkshire and the Issuer) and David Sokol (who is the Chairman and Chief Executive Officer of the Issuer) formed a limited liability company, Teton Formation L.L.C. ("Teton LLC"), and entered into an operating agreement in connection therewith (the "Operating Agreement"), for the purpose of forming a new corporation, Teton Acquisition Corp. ("Merger Sub") to consummate the acquisition of the Issuer.

               On October 24, 1999, the Issuer executed an Agreement and Plan of Merger (the "Merger Agreement") with Teton LLC and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions thereof (including, without limitation, approval by shareholders of the Issuer and certain regulatory approvals), Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). Upon consummation of the merger, all of the outstanding shares of Common Stock (other than shares held by the Issuer, Merger Sub or Teton LLC and shares which have perfected appraisal rights), will be converted into the right to receive $35.05 per share in cash (the "Merger Consideration"). The transaction (the "Acquisition") will be subject to Section 13(e) of the Exchange Act. Pursuant to the terms of the Operating Agreement, upon the consummation of the Acquisition, Teton LLC will be dissolved.

               The commitments of each of Berkshire, Mr. Scott and Mr. Sokol to fund the Acquisition are set forth in individual Amended and Restated Subscription Agreements (the

"Subscription Agreements" and each such agreement, a "Subscription Agreement") entered into on October 24, 1999 between each of them and Merger Sub, which include (a) a term sheet relating to certain put and call rights and transfer restrictions relating to certain securities of the Surviving Corporation owned by the Investors or others and (b) a draft form of employment agreement amendment which would entitle Mr. Sokol to become a member of the board of directors of the Surviving Corporation and designate two additional members of the Surviving Corporation's ten person board. Pursuant to the Subscription Agreements, each of Berkshire, Mr. Scott and Mr. Sokol has agreed to invest cash in, and/or contribute some or all of his or its equity investments in the Issuer to, the Merger Sub.

               Berkshire may purchase shares of Common Stock in the open market, as permitted under the terms of a Confidentiality Agreement entered into between Berkshire and the Issuer (the "Confidentiality Agreement") and in accordance with relevant provisions of the Exchange Act, and otherwise depending upon price, market conditions, availability of funds, evaluation of alternative investments, other legal constraints, and other factors. Following any such purchase, Berkshire could decide to sell any or all of such shares, depending upon price, market conditions, availability of funds, evaluation of alternate investments, legal constraints, and other factors.

(c)            Not applicable.

(d) The Agreement provides that the directors of Merger Sub at the time of the Acquisition will be the directors of the Surviving Corporation, and the officers of Merger Sub at the time of the Acquisition will be the officers of the Surviving Corporation.

(e) In connection with the Acquisition, (x) each share of Common Stock (other than shares held by the Issuer, Merger Sub or Teton LLC and shares which have perfected appraisal rights) will be extinguished in exchange for the Merger Consideration and (y) each of the Issuer's 6 1/2% Convertible Junior Subordinated Debentures due 2006 (and the related 6 1/2% Convertible Preferred Securities of CalEnergy Trust III) and its 6 1/4% Convertible Junior Subordinated Debentures due 2012 (and the related 6 1/4% Convertible Preferred Securities of CalEnergy Capital Trust II) will, following consummation of the Acquisition, be convertible only into an amount of cash based on the Merger Consideration. The capitalization of the Surviving Corporation will include (A) common stock and (B) convertible preferred stock which will be owned by Berkshire and/or consolidated subsidiaries of Berkshire and (I) which will be convertible into common stock of the Surviving Corporation upon certain limited circumstances, including any conversions that would not cause the holder to be required to register as a holding company under the Public Utility Holding Company Act of 1935, and upon a sale of the Surviving Corporation or other change of control transaction, (II) which will be entitled to elect two of the ten members of the board of directors of the Surviving Corporation and (III) the holders of which must approve certain fundamental corporate changes and transactions. Merger Sub will also form a statutory business trust to issue certain trust preferred securities to Berkshire pursuant to its Subscription Agreement. The proceeds from the sale of such trust preferred securities by the trust will be used to purchase certain subordinated debentures from the Merger Sub. The subordinated debentures (and the trust preferred securities) will become a part of the capitalization of the Surviving Corporation upon consummation of the Acquisition.

               All other outstanding securities of the Issuer, consisting of non-convertible notes and bonds, will remain outstanding and will, upon consummation of the Acquisition, become obligations of the Surviving Corporation.

(f)            Not applicable.

(g) In connection with the Acquisition, Merger Sub's charter and bylaws will become the restated charter and bylaws of the Surviving Corporation.

(h)-(i) In connection with the Acquisition, the Common Stock will be delisted from each of the New York Stock Exchange, the Pacific Stock Exchange and the London Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j)            Not applicable.

               The descriptions in this Item 4 of the Merger Agreement, the Subscription Agreements, the Operating Agreement, and the Confidentiality Agreement are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 6 and incorporated by reference herein.


Item 5.  Interest in Securities of the Issuer

(a)-(b) Warren E. Buffett, Chairman of the Board and Chief Executive Officer of Berkshire, may be deemed to control Berkshire. Both Berkshire and Mr. Buffett thus may be considered to have beneficial ownership of the 3,852,777 shares of Common Stock beneficially owned by Mr. Scott and Mr. Sokol pursuant to the agreements described in Items 3 and 4 (the answers to which are incorporated herein by reference). As of the date hereof, 3,852,777 shares of Common Stock represent approximately 6.2% of the outstanding shares of Common Stock, based on the 61,161,585 shares of Common Stock reported as outstanding as of June 30, 1999 in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 11, 1999.

               Of such 3,852,777 shares of Common Stock, based on information provided by Walter Scott, Jr., Mr. Scott owns 1,013,489 shares of Common Stock (including 3,489 shares issuable upon exercise of options exercisable within sixty days) and the WS Charitable Remainder Unitrust II, as to which Mr. Scott is the sole trustee, owns 2,000,000 shares of Common Stock. Mr. Scott, individually and as the sole trustee of the WS Charitable Remainder Unitrust II, has both sole voting and sole investment power with respect to such shares.

               Of such 3,852,777 shares of Common Stock, based on information provided by David Sokol, Mr. Sokol owns 839,288 shares of Common Stock (including 658,364 shares issuable upon exercise of options exercisable within sixty days). Mr. Sokol has both sole voting and sole investment power with respect to such shares.

               Neither Berkshire nor Mr. Buffett owns any shares of Common
               Stock.

(c)            None.

(d)            Not applicable.

(e)            Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Other than (i) the Confidentiality Agreements between the Issuer and each of Berkshire and David Sokol, which contain certain provisions restricting transactions by all of the Investors and their representatives in the Issuer's securities (and which are attached hereto as Exhibits 6 and 7 and incorporated herein by reference), (ii) the Issuer's 1996 Stock Option Plan and the CalEnergy Non-Employee Director Stock Option Election Plan, pursuant to which Mr. Scott, in his capacity as a director of the Issuer, has been granted options to purchase an aggregate of 3,489 shares of Common Stock, or (iii) as described in Items 3 and 4 (the answers to which are incorporated herein by reference), to the best knowledge of the filing persons, there are no contracts, agreements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

               1. Agreement and Plan of Merger, dated as of October 24, 1999, by and among the Issuer, Teton Formation L.L.C. and Teton Acquisition Corp. (incorporated by reference to Exhibit 1 to the Schedule 13D of David Sokol filed with the SEC on October 25, 1999 with respect to the Common Stock of the Issuer (the "Sokol Schedule 13D").

               2. Operating Agreement of Teton Formation L.L.C., dated October 14, 1999, by and among the members thereof (incorporated by reference to Exhibit 5 to the Sokol
                    Schedule 13D).

               3. Berkshire Hathaway Inc. Amended and Restated Subscription Agreement, dated October 24, 1999 (incorporated by reference to Exhibit 2 to the Sokol Schedule 13D).

               4. David L. Sokol Amended and Restated Subscription Agreement, dated October 24, 1999 (incorporated by reference to Exhibit 4 to the Sokol Schedule 13D).

               5. Walter Scott, Jr. Amended and Restated Subscription Agreement, dated October 24, 1999 (incorporated by reference to Exhibit 3 to the Sokol Schedule 13D).


               6. Confidentiality Agreement between the Issuer and Berkshire Hathaway Inc., executed on October 24, 1999.


               7. Confidentiality Agreement between the Issuer and David L. Sokol, dated October 1, 1999.

               8.   Agreement regarding filing of joint statements.

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Dated this 25th day of October, 1999.


BERKSHIRE HATHAWAY INC.                  WARREN E. BUFFETT



By: /s/ Warren E. Buffett                /s/ Warren E. Buffett
    -------------------------            --------------------------
    Warren E. Buffett
    Chairman of the Board